Filed Pursuant to Rule 424(b)(5)
                                                                       333-45069
                                                                    333-45069-01
                                                                    333-45069-02


          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 9, 1998

                                  $35,000,000
                                     LOGO

                  SERIES B 6.05% SENIOR NOTES DUE MAY 1, 2003

                               ---------------

  Interest on the Series B 6.05% Senior Notes due May 1, 2003 (the "Series B Senior Notes") at the rate of 6.05% per annum (the "Securities Rate") will be payable semi-annually in arrears on May 1 and November 1 of each year (each, an "Interest Payment Date"), commencing November 1, 1998. The Series B Senior Notes will not be redeemable at the option of Mississippi Power Company (the "Company") prior to maturity. The Series B Senior Notes will be available for purchase in denominations of $1,000 and any integral multiple thereof.

  The Series B Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series B Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $248,800,000 outstanding at December 31, 1997. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

  The Series B Senior Notes initially will be represented by a global certificate or certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in the Series B Senior Notes will be shown on, and transfers thereof will be effected only through, records maintained by Participants (as defined herein) in DTC. Except as described herein, Series B Senior Notes in certificated form will not be issued in exchange for the global certificates. See "Description of the Series B Senior Notes--Book-Entry Only Issuance--The Depository Trust Company."

                               ---------------

THESE SECURITIES  HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT  RELATES.ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

                               ---------------

                                            PRICE TO   UNDERWRITING PROCEEDS TO
                                            PUBLIC(1)  DISCOUNT(2)  COMPANY(3)
                                           ----------- ------------ -----------
Per Series B Senior Note..................     100%       .1650%      99.8350%
Total..................................... $35,000,000   $57,750    $34,942,250

-------
(1) Plus accrued interest, if any, from the date of issuance.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities under the Securities Act of 1933.

(3) Before deducting expenses of the offering payable by the Company estimated to be $150,000.

                               ---------------

  The Series B Senior Notes are offered by the Underwriter, as specified herein, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. It is expected that delivery of the Series B Senior Notes will be made in book-entry form only through the facilities of DTC in New York, New York on or about May 20, 1998 against payment therefor in immediately available funds.

                          FIRST UNION CAPITAL MARKETS

                               ---------------

            The date of this Prospectus Supplement is May 14, 1998.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SERIES B SENIOR NOTES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS AND PURCHASING SERIES B SENIOR NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.

                              SUMMARY OF OFFERING

  The following summary is qualified in its entirety by reference to the detailed information appearing elsewhere in this Prospectus Supplement and in the accompanying Prospectus. Capitalized terms not otherwise defined shall have the meanings assigned in the Glossary.

The Company..................  The Company was incorporated under the laws of the State of Mississippi on July 12, 1972, was admitted to do business in Alabama on November 28, 1972, and, effective December 21, 1972, by the merger into it of the predecessor Mississippi Power Company, succeeded to the business and properties of the latter company. The predecessor Mississippi Power Company was incorporated under the laws of the State of Maine on November 24, 1924, and was admitted to do business in Mississippi on December 23, 1924, and in Alabama on December 7, 1962. The Company has its principal office at 2992 West Beach, Gulfport, Mississippi 39501, telephone
                               (228) 864-1211. The Company is a wholly owned subsidiary of The Southern Company.

                               The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 1,200 square mile service area within the 23 counties of southeastern Mississippi.

Series B Senior Notes          The Company is offering $35,000,000 aggregate
 Offered.....................  principal amount of its Series B Senior Notes.
                               Interest on the Series B Senior Notes will be payable semi-annually in arrears on May 1 and November 1 of each year, commencing on November
                               1, 1998.

Record Date..................  The regular record date for each Interest
                               Payment Date will be the close of business on the 15th calendar day prior to such Interest Payment Date.

Ranking......................  The Series B Senior Notes will be direct, unsecured and unsubordinated obligations of the Company ranking pari passu with all other unsecured and unsubordinated obligations of the Company. The Series B Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $248,800,000 outstanding at December 31, 1997. The Senior
                               Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

Redemption...................
                               The Series B Senior Notes will not be
                               redeemable at the option of the Company prior to maturity.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of December 31, 1997, and as adjusted to reflect the transactions described in note (1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                        AS OF DECEMBER 31, 1997
                                                        -----------------------
                                                         ACTUAL  AS ADJUSTED(1)
                                                        -------- --------------
                                                          (THOUSANDS, EXCEPT
                                                             PERCENTAGES)
Common Stock Equity...................................  $387,824 $387,824  46.4%
Cumulative Preferred Stock............................    31,896   31,896   3.8
Company Obligated Mandatorily Redeemable Preferred
 Securities of Subsidiary Trust Holding Company Junior
 Subordinated Notes...................................    35,000   35,000   4.2
Senior Notes..........................................       --    90,000  10.8
Other Long-Term Debt..................................   291,665  291,665  34.8
                                                        -------- -------- -----
  Total, excluding amounts due within one year........  $746,385 $836,385 100.0%
                                                        ======== ======== =====

--------
(1) Reflects (i) the proposed issuance in May 1998 of $55,000,000 aggregate principal amount of Series A 6.75% Senior Insured Quarterly Notes due June 30, 2038 (the "Series A Senior Notes"); and (ii) the issuance of the Series B Senior Notes.

                                USE OF PROCEEDS

  The proceeds from the sale of the Series B Senior Notes, together with the proceeds from the sale of the Series A Senior Notes, will be used by the Company to repay its outstanding short-term indebtedness, which aggregated approximately $59,000,000 as of May 14, 1998, and for other general corporate purposes.

                         RECENT RESULTS OF OPERATIONS

  For the twelve months ended March 31, 1998, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $548,842,000, $79,504,000 and $51,752,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended March 31, 1998 reflect all adjustments (which were only normal recurring adjustments) necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended March 31, 1998 were 4.33 and 3.76, respectively.

                   DESCRIPTION OF THE SERIES B SENIOR NOTES

  Set forth below is a description of the specific terms of the Series B Senior Notes. This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (as defined therein).

GENERAL

  The Series B Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series B Senior Notes will be limited in aggregate principal amount to $35,000,000.

  The entire principal amount of the Series B Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on May 1, 2003. The Series B Senior Notes are not subject to any sinking fund provision.

INTEREST

  Each Series B Senior Note shall bear interest at the Securities Rate from the date of original issuance, payable semi-annually in arrears on May 1 and November 1 of each year to the person in whose name such Series B Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is November 1, 1998. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series B Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on such date.

REDEMPTION

  The Series B Senior Notes will not be redeemable at the option of the Company prior to maturity.

BOOK-ENTRY ONLY ISSUANCE--THE DEPOSITORY TRUST COMPANY

  DTC will act as the initial securities depositary for the Series B Senior Notes. The Series B Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series B Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series B Senior Notes, and will be deposited with DTC.

  DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the 1934 Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

  Purchases of Series B Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series B Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series B Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series B Senior Notes. Transfers of ownership interests in the Series B Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series B Senior Notes, except in the event that use of the book-entry system for the Series B Senior Notes is discontinued.

  DTC has no knowledge of the actual Beneficial Owners of the Series B Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series B Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

  Conveyance of notices and other communications by DTC to Direct
Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Redemption notices shall be sent to DTC. If less than all of the Series B Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series B Senior Notes in accordance with its procedures.

  Although voting with respect to the Series B Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series B Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series B Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

  Payments on the Series B Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  Except as provided herein, a Beneficial Owner of a global Series B Senior Note will not be entitled to receive physical delivery of Series B Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series B Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series B Senior Note.

  DTC may discontinue providing its services as securities depositary with respect to the Series B Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series B Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series B Senior Notes. In that event, certificates for the Series B Senior Notes will be printed and delivered to the holders of record.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                    EXPERTS

  The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, relating to titles to property of the Company under "Item 2--Properties--Titles to Property," and relating to the Company under "Item 1--Business--Regulation," "Item 1--Business--Rate Matters" and "Item 1--Business--Competition," have been reviewed by Eaton and Cottrell, P.A., general counsel for the Company, and such statements are made upon the authority of such firm as experts.

                                 UNDERWRITING

  Subject to the terms and conditions of the Purchase Contract, the Company has agreed to sell to First Union Capital Markets, a division of Wheat First Securities, Inc. (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, the entire principal amount of the Series B Senior Notes.

  Under the terms and conditions of the Purchase Contract, the Underwriter has committed, subject to the terms and conditions set forth therein, to take and pay for all of the Series B Senior Notes offered hereby if any of the Series B Senior Notes are purchased.

  The Underwriter proposes to offer the Series B Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of 0.100% of the principal amount of each Series B Senior Note. The Underwriter may allow, and such dealers may reallow, a concession not in excess of 0.050% of the principal amount of each Series B Senior Note to certain brokers and dealers. After the Series B Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriter.

  The Company has agreed, during the period of 15 days from the date of the Purchase Contract, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series B Senior Notes, any security convertible into or exchangeable into or exercisable for Series B Senior Notes or any debt securities substantially similar to the Series B Senior Notes (except for the Series B Senior Notes issued pursuant to the Purchase Contract and the Series A Senior Notes), without the prior written consent of the Underwriter.

  Prior to this offering, there has been no public market for the Series B Senior Notes. The Underwriter has advised the Company that it intends to make a market in the Series B Senior Notes. The Underwriter will have no obligation to make a market in the Series B Senior Notes, however, and may cease market making activities, if commenced, at any time.

  The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the 1933 Act.

  In order to facilitate the offering of the Series B Senior Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the Series B Senior Notes. Specifically, the Underwriter may over-allot in connection with the offering, creating a short position in the Series B Senior Notes for its own account. In addition, to cover over-allotments or to stabilize the price of the Series B Senior Notes, the Underwriter may bid for, and purchase, Series B Senior Notes in the open market. The Underwriter may reclaim selling concessions allowed to a dealer for distributing Series B Senior Notes in the offering, if the Underwriter repurchases previously distributed Series B Senior Notes in transactions to cover short positions in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Series B Senior Notes above independent market levels. The Underwriter is not required to engage in these activities, and may end any of these activities at any time.

  Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series B Senior Notes.

  In the ordinary course of their respective businesses, certain affiliates of the Underwriter have engaged, and may in the future engage, in commercial banking transactions with the Company and its affiliates.

                                    GLOSSARY

1933 Act................  The Securities Act of 1933, as amended.
1934 Act................  The Securities Exchange Act of 1934, as amended.
Company.................  Mississippi Power Company.
DTC.....................  The Depository Trust Company, a "clearing corporation"
                          that initially will hold (through its agents) a global
                          certificate evidencing the Series B Senior Notes.
Interest Payment Dates..  May 1 and November 1 of each year.
Record Date.............  The close of business on the 15th calendar day prior to an Interest Payment Date.
Securities Rate.........  The per annum interest rate on the Series B Senior
                          Notes, as set forth on the cover page of this
                          Prospectus Supplement.
Senior Note Indenture...  The indenture pursuant to which the Company's Series B
                          Senior Notes will be issued.
Senior Note Indenture     The trustee under the Senior Note Indenture; initially,
 Trustee................  Bankers Trust Company
Series B Senior Notes...  The Series B 6.05% Senior Notes due May 1, 2003 of the
                          Company.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                             PROSPECTUS SUPPLEMENT
Summary of Offering...................................................... S-2
Capitalization........................................................... S-3
Use of Proceeds.......................................................... S-3
Recent Results of Operations............................................. S-3
Description of the Series B Senior Notes................................. S-4
Experts.................................................................. S-6
Underwriting............................................................. S-6
Glossary................................................................. S-8

                                  PROSPECTUS
Available Information....................................................   2
Incorporation of Certain Documents by Reference..........................   2
Selected Information.....................................................   3
Mississippi Power Company................................................   4
The Trusts...............................................................   5
Accounting Treatment.....................................................   5
Use of Proceeds..........................................................   5
Recent Results of Operations.............................................   5
Description of the Senior Notes..........................................   6
Description of the Junior Subordinated Notes.............................   9
Description of the Preferred Securities..................................  14
Description of the Guarantees............................................  15
Relationship Among the Preferred Securities, the Junior Subordinated
 Notes and the Guarantees................................................  17
Plan of Distribution.....................................................  19
Legal Matters............................................................  19
Experts..................................................................  20

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                                  $35,000,000

                                     LOGO

                  SERIES B 6.05% SENIOR NOTES DUE MAY 1, 2003

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                          FIRST UNION CAPITAL MARKETS



                                 MAY 14, 1998
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